UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
Stock Purchase Rights
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish, Esq.
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
     This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to an offer (the “Teck Offer”) by Teck Cominco Limited, a corporation incorporated under the laws of Canada (“Teck”), to purchase all of the outstanding common shares (the “Common Shares”) of Inco Limited (“Inco”), together with the associated rights (the “Rights”) issued under Inco’s Shareholder Rights Plan Agreement, dated as of September 14, 1998 and as amended and restated as of April 20, 2005, between Inco and CIBC Mellon Trust Company, as rights agent (together, the “Inco Shares”) other than any Inco Shares owned, directly or indirectly, by Teck and its affiliates on any date upon which Teck takes up or acquires Inco Shares pursuant to the Teck Offer, and including any Inco Shares that may become issued and outstanding after the date of the Teck Offer but prior to 8:00 p.m. (Toronto time) on July 24, 2006 or such other date as is set out in a notice of variation of the Teck Offer issued at any time and from time to time accelerating or extending the period during which Inco Shares may be deposited to the Teck Offer, upon the conversion, exchange or exercise of any securities of Inco (other than the Rights) that are convertible into or exchangeable or exercisable for Inco Shares, for a combination of, at the election of each holder, (a) Cdn. $78.50 in cash or (b) 0.9776 of a Teck Class B subordinate voting share and Cdn. $0.05 in cash for each Inco Common Share, subject, in each case, to pro ration. In connection with the Teck Offer, Inco’s board of directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to Inco shareholders, is filed as Exhibit (a)(1) to this Statement and is incorporated herein by reference in its entirety.
Item 1.   Subject Company Information.
     (a)   The name of the subject company is Inco Limited, a corporation organized under the laws of Canada. The address and telephone number of its principal executive offices is 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7, (416) 361-7511.
     (b)   This Statement is filed in respect of the Inco Shares. As of May  26, 2006, there were 198,207,231 Common Shares issued and outstanding. As of the same date, the Company also had 10,773,245 Common Share Purchase Warrants outstanding, convertible or exercisable into 10,773,245 Common Shares, $180,670,000 amount payable at maturity of Convertible Debentures due 2023 outstanding, convertible or exercisable into 5,769,769 Common Shares, $225,545,000 principal amount of 3 1/2% Subordinated Convertible Debentures due 2052 outstanding, convertible or exercisable into 8,670,469 Common Shares, $194,212,000 amount payable at maturity of Zero Coupon Convertible Notes due 2021 outstanding, convertible or exercisable into 5,156,911 Common Shares, and 2,538,539 share options outstanding, convertible or exercisable into 2,034,913 Common Shares.
Item 2.   Identity and Background of Filing Person.
     (a)   Inco is the subject company and the person filing this Statement. Inco’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. Inco maintains a website at www.inco.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.
     (b)   This Statement relates to the Teck Offer as set forth under “Introduction” above, which information is incorporated herein by reference.
     The Teck Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO (the “Schedule TO”), dated May 23, 2006, filed by Teck with the U.S. Securities and Exchange Commission (the “SEC”). According to the Schedule TO, the Teck Offer will expire at 8:00 p.m. (Toronto time) on July 24, 2006, unless Teck accelerates, extends or withdraws the Teck Offer.
     The Schedule TO states that the address and telephone number of Teck’s head and registered office is Suite 600, 200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L9. Based on other documents filed by Teck with the SEC, Inco believes that such office is Teck’s principal executive offices and that the telephone number is (604) 687-1117.
Item 3.   Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the Directors’ Circular under the headings “Ownership of Securities of Inco”, “Arrangements between Inco and its Directors and Senior Officers”, “Arrangements between Teck, Inco and the Directors and Senior Officers of Inco”, “Issuances of Securities of Inco to the Directors and Senior Officers of Inco”, “Ownership of Securities of Teck”, “Interests in Material Contracts of Teck” and “Schedule F — Issuance of Securities of Inco since May 1, 2004” is incorporated herein by reference. In addition, the information set forth on pages 24 through 38 (“Part IV Director and Executive Compensation”) of Inco’s Proxy Circular and Statement, dated February 17, 2006, which was sent to Inco shareholders in connection with Inco’s 2006 Annual Meeting of Shareholders, is filed as Exhibit (e)(1) and is incorporated herein by reference. The letters and memoranda filed as Exhibits (e)(2) through (7) are incorporated herein by reference.

Item 4.   The Solicitation or Recommendation.
     (a)   Solicitation/Recommendation
     The information set forth in the Directors’ Circular under the headings “Letter to Shareholders”, “Questions and Answers about the Inadequate Offer from Teck Cominco Limited — Should I accept or reject the Teck Offer?”, “Summary — Unanimous Recommendation of the Board of Directors”, “Unanimous Recommendation of the Board”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “The Falconbridge Transaction is Superior to the Teck Offer” and “Background to the Teck Offer and Response of Inco” is incorporated herein by reference.
     (b)   Reasons for the Recommendation
     The information set forth in the Directors’ Circular under the headings “Letter to Shareholders”, “Questions and Answers about the Inadequate Offer from Teck Cominco Limited — Why does the Board believe that the Teck Offer should be rejected?”, “Questions and Answers about the Inadequate Offer from Teck Cominco Limited — Why does the Board believe that the proposed Falconbridge Transaction is superior to the Teck Offer?”, “Summary — Reasons for Rejection”, “The Falconbridge Transaction”, “Analysis and Reasons for the Board’s Conclusion and Recommendation”, “The Falconbridge Transaction is Superior to the Teck Offer”, “Background to the Teck Offer and Response of Inco”, “Opinions of the Financial Advisors”, “Schedule C — Opinion of Morgan Stanley & Co. Incorporated”, “Schedule D — Opinion of RBC Capital Markets” and “Schedule E — Opinion of Goldman, Sachs & Co.” is incorporated herein by reference.
     (c)   Intent to Tender
     Except as set forth or incorporated by reference in this Statement, to the best of Inco’s knowledge, to the extent permitted by applicable securities laws, rules or regulations, no director, executive officer, affiliate or subsidiary of Inco currently intends to tender any Common Shares of which he, she or it is the record or beneficial owner to Teck. The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Offer from Teck Cominco Limited — Should I accept or reject the Teck Offer?”, “Summary — Rejection of the Teck Offer by Inco’s Directors and Senior Officers” and “Intentions of Directors and Senior Officers” is incorporated herein by reference.
Item 5.   Person/Assets, Retained, Employed, Compensated or Used.
     The information set forth in the Directors’ Circular under the headings “Background to the Teck Offer and Response of Inco”, “Opinions of the Financial Advisors” and “Persons or Assets Employed, Compensated or Used” is incorporated herein by reference.
Item 6.   Interest in Securities of the Subject Company.
     Except as set forth or incorporated by reference in this Statement, no transactions in the Common Shares have been effected during the past 60 days by Inco or, to Inco’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries. The information set forth in the Directors’ Circular under the headings “Trading in Securities of Inco”, “Issuances of Securities of Inco to the Directors and Senior Officers of Inco” and “Schedule F — Issuance of Securities of Inco since May 1, 2004” is incorporated herein by reference.
Item 7.   Purposes of the Transaction and Plans or Proposals.
     The information set forth in the Directors’ Circular under the headings “Background to the Teck Offer and Response of Inco” and “Shareholder Rights Plan” is incorporated herein by reference.

Item 8.   Additional Information.
     The information set forth in the Directors’ Circular under the headings “Questions and Answers about the Inadequate Offer from Teck Cominco Limited”, “Caution Regarding Forward-Looking Statements”, “Important Legal Information”, “Information Regarding Falconbridge and Teck”, “Currency”, “Currency Exchange Rate Information”, “Summary”, “Directors’ Circular”, “Inco”, “New Inco Selected Pro Forma Consolidated Financial Information”, “Regulatory Matters”, “Material Changes and Recent Developments”, “Other Information”, “Other Matters”, “Statutory Rights”, “Directors’ Approval”, “Consent of Morgan Stanley & Co. Incorporated”, “Consent of RBC Capital Markets”, “Consent of Goldman Sachs & Co.”, “Certificate”, “Schedule A — Glossary”, “Schedule B — Important Information Regarding Inco’s Ore Reserves and Mineral Resources”, “Schedule G — Summary of Shareholder Rights Plan” and “Schedule H — The Falconbridge Transaction — Inco Pro Forma Consolidated Financial Statements” is incorporated herein by reference.
Item 9.   Exhibits.

Exhibit No.	Description
(a)(1)	Directors’ Circular, dated May 29, 2006

(a)(2)	Transcript of a conference call held by Inco on May 15, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on May 16, 2006)

(a)(3)	Press release issued by Inco on May 23, 2006 (incorporated by reference to Inco’s filing pursuant to Rule 425 on May 23, 2006)

(e)(1)	Excerpts from Inco’s Proxy Circular and Statement, dated February 17, 2006, relating to the 2006 Annual Meeting of Shareholders

(e)(2)	Letter to Scott M. Hand from Mark Daniel, dated May 29, 2006

(e)(3)	Form of letter to each of Peter J. Goudie, Robert D.J. Davies, Ronald C. Aelick, Mark Cutifani and Simon A. Fish from Scott M. Hand, dated May 29, 2006

(e)(4)	Memorandum to Scott M. Hand from M.D. Sopko, dated January 11, 2000

(e)(5)	Memorandum to Scott M. Hand from L.M. Ames, dated February 28, 2000

(e)(6)	Memorandum to Peter J. Goudie from M.J. Daniel, dated May 26, 2006

(e)(7)	Memorandum to Robert D.J. Davies from M.J. Daniel, dated May 26, 2006

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Simon A. Fish
Simon A. Fish, Esq.
May 31, 2006	Executive Vice-President, General Counsel and Secretary